Act 33
Section 5
Rule
Public Availability 8-9-02

02051695

August 9, 2002 NO ACT P.E. 8-9-02 1-12785

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nationwide Financial Services, Inc. (the "Company")
and Provident Mutual Life Insurance Company ("Provident")
Incoming letter dated August 9, 2002

The Division will not recommend enforcement action to the Commission if the Program is conducted as described in your letter, in reliance on your opinion of counsel that registration under Section 5 of the Securities Act of 1993 is not required.

In reaching this position, we particularly note that: (1) the Company will have been subject to the reporting requirements of Section 13(a) under the Securities Exchange Act of 1934 for at least 90 days prior to the commencement of the Program; (2) The Company's Class A Shares will have been registered under Section 12 of the Exchange Act before the Effective Date; (3) Eligible Shareholders will not be guaranteed any minimum sales price; (4) Eligible Shareholders will not be paid any additional consideration for the elimination of their odd-lot positions; (5) purchases of round-up shares will be made by the Brokers only on an agency basis in the open market upon the order of the Conversion Agent and only if there are insufficient matching sale orders from Eligible Shareholders; (vi) all sales by Eligible Shareholders that are not offset by round-up orders will be made by the Brokers only on an agency basis in the open market upon the order of the Conversion Agent; (vii) the commission received by any Broker will be no more than the usual and customary brokerage fees; (viii) neither the Conversion Agent nor the Brokers will engage in any "special selling efforts" as that phrase is used in the definition of "distribution" in Rule 100 of Regulation M; (ix) the Brokers will conduct sales in a manner designed to avoid any undue impact on the market for Company Class A Shares; (x) neither the Company nor the Conversion Agent nor their affiliates will enter into any arrangement with the Brokers with respect to potential purchases of shares sold or purchased under the Program; (xi) Company Class A Shares purchased to meet excess round-up purchase orders will be publicly traded share sold on the NYSE; (xii) the Company, Provident, the Conversion Agent and the Brokers will not purchase or sell any shares sold under the Program on behalf of their own accounts or on behalf of the accounts of affiliates; (xiii) the Brokers will effect crossing transactions with respect to the Program only on the floor of the NYSE, and will not solicit either side of such transactions or conduct negotiations off the floor of the NYSE with respect to any such transactions; (xiv) purchases of Company Class A Shares to meet excess round-up purchase orders will not be made from Eligible

Shareholders; and (xv) neither the Company nor any of its affiliates will play more than a *de minimus*, inactive role in the Program.

In addition, the Staff will not recommend any enforcement action to the Commission if the Program is conducted in the same manner described without compliance with Section 14(d) of the Exchange Act or Regulation 14D thereunder.

The Office of Chief Counsel of the Division of Market Regulation has asked us to advise you that although the activities of the Conversion Agent in connection with the Program raise questions about the application of Section 15(a) of the Exchange Act, you have not requested the staff's advice regarding Section 15(a). Accordingly, the staff takes no position on the application of Section 15(a) of the Exchange Act to the Conversion Agent in connection with the Program.

The above positions are based on the representations made to the Division in your letter. Different facts or conditions might require another result. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2002

Michael Groll
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019-5389

Re: Nationwide Financial Services, Inc.
Provident Mutual Life Insurance Co

Dear Mr. Groll:

In regard to your letter of August 9, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

Securities Act §§3(a) and 5
Securities Exchange Act
§§14(d); Reg. 14D

August 9, 2002

Paula Dubberly, Esq.
Chief Counsel
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nationwide Financial Services, Inc. and Provident Mutual Life Insurance Company

Dear Ms. Dubberly:

As counsel to Nationwide Financial Services, Inc., a Delaware corporation ("Sponsor"), we are writing to request no-action relief under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act') in connection with specified activities relating to the proposed sponsored demutualization transaction whereby Provident Mutual Life Insurance Company, a Pennsylvania mutual insurance company ("Provident"), will be converted to a stock corporation and concurrently acquired by Sponsor. This letter replaces in its entirety the letter dated February 7, 2002 previously filed with the Securities and Exchange Commission (the "SEC") regarding the same activities.

Provident proposes to convert from a mutual insurance company into a stock corporation and immediately engage in a merger with a wholly owned merger subsidiary ("Merger Sub") of Sponsor, with Provident being the surviving corporation, in a single coordinated transaction. Provident will thus become a direct, wholly owned subsidiary of

Sponsor. This transaction (the "Sponsored Demutualization") will be accomplished in accordance with a plan of conversion (the "Plan of Conversion") under the Pennsylvania Insurance Company Mutual-to-Stock Conversion Act, as amended (the "Demutualization Law"), 40 P.S. § 912-A *et seq*, subject to the approval of the Insurance Commissioner of the Commonwealth of Pennsylvania (the "Commissioner"). Under the Plan of Conversion, each person eligible to receive consideration in exchange for Membership Interests (as defined below) (the "Eligible Members") will receive shares of Class A common stock, par value $0.01 per share, of Sponsor ("Sponsor Class A Shares") or consideration in the form of an adjustment of policy values ("Policy Credits") or cash in exchange for their membership interests in Provident (each, a "Membership Interest").

The Plan of Conversion also calls for Sponsor to establish a commission-free purchase and sale program (the "Program"). Participation in the Program will be available to Eligible Members who hold less than 100 Sponsor Class A Shares as of the record date for the Program (the "Record Date") and all other owners of less than 100 Sponsor Class A Shares on the Record Date (collectively, "Eligible Shareholders"). Sponsor will make the Program available to Eligible Shareholders in order to: (i) reduce the number of small, odd-lot shareholders holding Sponsor Class A Shares by enhancing the cost effectiveness of liquidating such odd-lot shares or increasing holdings to round lots; (ii) reduce the attendant administrative burden and cost of servicing such shareholders; and (iii) give those Eligible Shareholders who receive small numbers of Sponsor Class A Shares an opportunity to liquidate their holdings or increase their holdings to round lots without paying high commissions relative to the size of their holdings. As described below, purchases and sales orders of Eligible Shareholders that are not offset against each other will be executed on the New York Stock Exchange ("NYSE") in market transactions effected by one or more broker-dealers registered under the Exchange Act that are not affiliated with Sponsor (the "Brokers").

We are writing to request assurance that, based upon the facts and representations set forth below, the Staff will not recommend that the SEC take any enforcement action against Sponsor, Provident, the Conversion Agent or Bank (as such terms are defined below), the Brokers, any of their affiliates or their respective officers, directors or employees, or any of the members of the insurance agency sales force of Provident (the "Agents") if:

1. the sale and purchase of Sponsor Class A Shares pursuant to the Program are conducted without compliance with the registration provisions of the Securities Act; and

2. the Program is conducted without compliance with Section 14(d) of the Exchange Act and Regulation 14D thereunder.

I. <u>Provident</u>

Provident is a mutual life insurance company, organized under the laws of the Commonwealth of Pennsylvania, whose business is concentrated in life insurance products.

Provident offers a broad range of life insurance and variable annuity products and related services. Provident markets its insurance products and services through a retailed affiliated distribution system and through various non-affiliates including insurance agents, stock brokerage firms, regional broker dealers, independent financial planning firms and other insurance companies.

As a mutual life insurance company, Provident has no authorized, issued or outstanding stock. Provident's members, through the purchase of Provident's insurance policies, acquire insurance coverage from and membership in Provident pursuant to Pennsylvania Insurance Law and Provident's Articles of Incorporation. The membership rights of members consist principally of the right to vote in the election of directors of Provident and the right to share in any residual value of Provident in the unlikely event that Provident were to undergo liquidation.

II. Sponsor

Sponsor is a corporation organized under the laws of the State of Delaware. It was formed in November 1996 as a holding company for Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies. Sponsor is a leading provider of long-term savings and retirement products in the United States. Sponsor develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions, life insurance and mutual funds and other asset management services. Sponsor markets its products through a broad distribution network, including independent broker/dealers, brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide agents, Nationwide Retirement Solutions and The 401(k) Company. Sponsor has grown in recent years as a result of its long-term investments in developing the distribution channels necessary to reach its target customers and the products required to meet the demands of these customers. Asset growth during this period resulted from sales of Sponsor's products as well as a market appreciation of assets in Sponsor's separate accounts and in its general account investment portfolio.

The Sponsor Class A Shares are registered under Section 12(b) of the Exchange Act and listed on the NYSE. The shares of Class B common stock, par value $.01 per share, of Sponsor (the "Sponsor Class B Shares") are not listed on the NYSE and all outstanding Sponsor Class B Shares are held by Nationwide Corporation. The Sponsor Class A Shares and Sponsor Class B Shares vote together as a single class on all matters, with the Sponsor Class B Shares having 10 votes per share (compared to one vote per Sponsor Class A Share). As a result, as of June 30, 2002, Nationwide Corporation held approximately 97.5% of the combined voting power of the outstanding common stock of Sponsor. Sponsor is a reporting company under the Exchange Act, and is eligible to use Form S-3 for registering transactions under the Securities Act.

III. The Program

Under the Program, Sponsor must arrange for Eligible Shareholders to have the opportunity to sell all (but not less than all) of their Sponsor Class A Shares or to acquire the number of Sponsor Class A Shares necessary to increase their holdings to a 100-share round-lot without payment of brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. Mellon Investor Services LLC, Sponsor's transfer agent, will serve as the agent administering the Program (the "Conversion Agent"). A registered broker-dealer or bank, as defined in Section 3(a)(6) of the Securities Exchange Act (the "Bank") will supervise the processing of purchase orders and combine and process all sale and purchase instructions. Neither the Conversion Agent nor any Bank will be affiliated with Sponsor. The Plan of Conversion provides that the terms and conditions of the Program and any amendments, modifications or supplements thereto are subject to the prior approval of the Commissioner.

In December 2001, Sponsor established a bank sponsored investor services program (the "Bank Sponsored Program") administered by Mellon Bank, N.A. (the "Bank Agent"), an affiliate of the Conversion Agent, that permits existing Sponsor shareholders and employees, and persons making an unsolicited inquiry to the Bank Agent, to purchase and sell shares, and reinvest dividends, of Sponsor. The Bank Sponsored Program is not registered under the Act and operates consistent with the terms of the no-action letter issued by the Commission to The Securities Transfer Association on September 14, 1995. It is expected that the Bank Sponsored Program will remain in place and available during the course of the Program, with neither program registered under the Act.[1]

We anticipate that the Program will commence when the share confirmation statements are provided to former Provident members, which is expected to be 21 days after the effective date of the Sponsored Demutualization and will continue for at least 90 days thereafter. Sponsor may periodically reinstitute the Program.

The Program will not involve any buy-back feature providing for repurchases of Sponsor Class A Shares by Sponsor or any of its affiliates. However, Sponsor may conduct a separate open market repurchase program, which may overlap with the Program. Any such separate repurchase program would be conducted in accordance with the requirements of Rule 10b-18 under the Exchange Act and would not involve repurchases of Sponsor Class A Shares from Eligible Shareholders. No Eligible Shareholders will receive any premiums or other incentives to participate in the Program, nor will any such shareholder be guaranteed a price by the Conversion Agent, the Bank, the Brokers, Sponsor or any affiliate of the foregoing. It is anticipated that all Sponsor Class A Shares issued pursuant to the Program will be issued in uncertificated, book-entry form. However, a shareholder may at any time request issuance of certificated shares.

[1] Sponsor is not seeking any no-action relief from the SEC in connection with the operation of the Bank Sponsored Program.

Following the effective date of the Sponsored Demutualization, Sponsor will provide to all Eligible Members who have become Eligible Shareholders a share confirmation statement showing the number of shares the shareholder received. The share confirmation statement mailing will include a notice announcing the successful completion of the Sponsored Demutualization and recommending that persons who received less than 100 shares and who plan to take advantage of the Program leave their shares in book-entry form, rather than converting to certificated form. The share confirmation statement will also describe the direct registration book-entry system, and will state that questions about the Program should be directed to the Conversion Agent.

Prior to commencement of the Program, either concurrently with the mailing of the share confirmation statement or within 5 business days thereafter, the Conversion Agent will mail a description of the Program, together with a Sale/Purchase Authorization Card (an "Authorization") to each Eligible Shareholder. At the same time, the Conversion Agent will mail notices of the Program to brokers, banks and other nominee holders of Sponsor Class A Shares. These nominee holders will be requested in the notices to contact the Conversion Agent to obtain the materials for the Program for qualifying beneficial owners. As of the date of this no-action request letter, neither the Program brochure nor the Authorization has been mailed to any members of Provident or shareholders of NFS. Approximately six weeks after commencement of the Program, the Conversion Agent anticipates making a follow-up mailing to Eligible Shareholders who, as of that time, have not responded to the initial mailing. None of these mailings will solicit participation in or make recommendations with respect to the Program. These mailings will also inform Eligible Shareholders that they may request copies of the most recent Form 10-K and any Forms 10-Q filed by the Sponsor since the end of the prior fiscal year by making a request for such material to Sponsor. Sponsor will forward copies of such documents to the requesting party within 3 business days after receiving a request from an Eligible Shareholder.

The Conversion Agent may establish a toll-free number staffed to respond to questions about the Program. In such event, the Conversion Agent will act as information agent to answer questions and ensure that Eligible Shareholders receive the information about the program. The Conversion Agent may contact Eligible Shareholders for the limited purposes of confirming whether or not they have received the material and to offer to send new materials if appropriate, but will refer any shareholder inquiries about the Program to the toll-free number. In no event will the Conversion Agent make recommendations or solicit participation in connection with purchases and sales under the Program, nor will any assurance be given by it about the price that will be received for shares sold or the price that will be paid for purchasing additional shares. The expenses of any information agent that performs services in connection with the Program will not be borne by Eligible Shareholders.

All expenses in connection with the Program, including the fees and expenses of the Conversion Agent and the Brokers, will be borne by Sponsor. The Brokers' commissions from purchases and sales of Sponsor Class A Shares pursuant to the Program will not exceed customary brokerage commissions on similar transactions. Employees of the Conversion Agent,

Sponsor and Provident will not receive any compensation, directly or indirectly, for brokerage activities.

Eligible Shareholders are not obligated to participate in the Program. Eligible Shareholders may elect to sell or purchase shares under the Program, sell or buy Sponsor Class A Shares outside the Program and incur any resulting brokerage commissions or other expenses, or retain their Sponsor Class A Shares.

Sponsor expects that the Brokers may, as agents for their customers, effect unsolicited brokerage orders for purchases and sales of Sponsor Class A Shares during the period the Program is in effect. Except with respect to any repurchase program established in accordance with Rule 10b-18 under the Exchange Act, Sponsor, Provident and their respective "affiliated purchasers" (as defined in Rule 100 of Regulation M under the Exchange Act) will not make any bids for or purchases of Sponsor Class A Shares during the period the Program remains in effect.

An Eligible Shareholder may elect to participate in the Program by returning a validly executed Authorization to the Conversion Agent (together with any properly endorsed stock certificate, if the Eligible Shareholder has requested that a stock certificate be issued representing the Sponsor Class A Shares to be sold), or payment in an amount equal to the number of shares to be purchased multiplied by the market price of such shares on an earlier specified date. It is anticipated that such price will equal or exceed the price of the shares to be purchased. Any advance payment will be deposited upon receipt by the Bank or broker-dealer and held in a non-interest bearing account established by the Bank or broker-dealer. The Conversion Agent will send a refund check issued by the Bank or broker-dealer to participants in the Program in cases where the actual price paid for new Sponsor Class A Shares is lower than the price paid to the Bank or broker-dealer. Conversely, the Conversion Agent will send an invoice to participants in the Program when the actual price paid exceeds the amount paid to the Bank or broker-dealer. Authorizations may be returned to the Conversion Agent at any time after the Conversion Agent first mails them out and during the time that the Program is in effect, but will be irrevocable upon mailing to the Conversion Agent. Authorizations that are incomplete or that are received by the Conversion Agent after the expiration of the Program will not be processed and will be invalid.

If either a validly executed Authorization or, if any stock certificate was issued, a properly endorsed stock certificate, is not received by the Conversion Agent, the Eligible Shareholder will be notified by the Conversion Agent that the Sponsor Class A Shares cannot be sold until the missing documentation is received.

All sale and purchase instructions received for a particular business day will be combined and processed together by the Bank or a broker-dealer. All purchase instructions will be supervised and processed by either the Bank or a broker-dealer using its employees some of whom may also be employees of the Conversion Agent. All sale/purchase Authorizations will be electronically time-stamped upon receipt by the Conversion Agent. The Conversion Agent will accumulate all Authorizations received each business day and calculate the number of Sponsor Class A Shares covered by such sale/purchase Authorizations (each, a "Batch"). Buy and/or sell orders, in round-lots will be placed by the Conversion Agent with the Brokers in the order that such sale/purchase Authorizations are received by the Conversion Agent. The Conversion Agent will first satisfy on a first-in, first-out basis any purchase requests received from Eligible Shareholders out of shares received under the Program from Eligible Shareholders seeking to sell their shares. If sale Authorizations exceed purchase Authorizations, the Conversion Agent will place an order with one of the Brokers, subject to the accumulation of shares necessary to equal a round-lot (as described below), to sell the excess shares in the open market. In the event purchase Authorizations exceed sale Authorizations, the Conversion Agent will place an order with one of the Brokers, subject to the accumulation of shares necessary to equal a round-lot (as described below), to purchase sufficient shares in the open market to satisfy the deficiency. All sale/purchase Authorizations received each day will be combined and processed together.

As noted above, to the extent that Authorizations in a Batch cannot be offset against each other, buy and/or sell orders, in round-lots, will be placed by the Conversion Agent with the Brokers in the order that such sale/purchase Authorizations are received by the Conversion Agent. Notwithstanding the foregoing:

1. if there has occurred any act of God, nature, war or terrorism, mechanical or electrical breakdown, computer failure, failure or unavailability of the Federal Reserve Bank wire, facsimile, Internet, telex, or other transaction or communications system or power supply, in each case the effect of which is such as to make it, in the judgment of the Conversion Agent, after taking into account all commercially reasonable means of doing so, impracticable to process purchase and sale instructions under the Program;

2. if trading in any equity securities of Sponsor has been suspended or materially limited by the SEC or the NYSE, or if trading generally on the NYSE has been suspended or materially limited; or

3. if a banking moratorium has been declared by either Federal or New York authorities,

4. then order placements will not be made during the pendency of such events. Order placements will be made by the close of the NYSE on the trading day following the expiry of such events.[2]

It is anticipated that the Conversion Agent will remit sale/purchase orders to the Brokers on the next NYSE trading day after each batch is created, and that the Brokers will sell shares covered

[2] It should be noted that, in accordance with customary practice, order placements will also be suspended for 2 trading days before and 2 trading days after the record date for the payment of dividends on Sponsor Class A Shares. Order placements will be made by the close of the NYSE on the trading day following the expiry of any such period.

by an order not later than the close of business on the third business day after receipt of the order from the Conversion Agent.

For purposes of determining the price of purchases and sales, all purchases and sales made in the Batch will receive the same price. Accordingly, if the Conversion Agent remits an open-market purchase order, all purchase orders in the Batch will be assigned the same purchase price per share. Similarly, if the Conversion Agent remits an open-market sale order, all sale orders in the Batch will be assigned the same sale price per share. Such purchase or sale price will be the weighted average price per share of the shares required to be purchased or sold in the open market. If no open-market purchases or sales are effected for the Program in a Batch and the only transactions that occur are sales orders made under the Program that are offset against purchase orders made under the Program, the price at which sales and purchases shall be executed will be the closing price of the Sponsor Class A Shares during the day in which the Batch was created as reported in the Wall Street Journal.

The Brokers will effect all transactions in connection with the Program in the open market on the floor of the NYSE in the ordinary course of their business, and for the duration of the Program the Brokers will not purchase or sell Sponsor Class A Shares for their own account or the account of any affiliated purchaser (as defined in Rule 100 of Regulation M under the Exchange Act). In connection with the Program, the Brokers will effect brokers' transactions solely as agents on an unsolicited basis for Eligible Shareholders. The Brokers may also cross, solely on an agency basis, sales and purchase orders in Sponsor Class A Shares submitted by their customers. All such crossing transactions will be effected by the Brokers on the floor of the NYSE and the Brokers will not conduct negotiations off the floor of the NYSE with respect to such transactions.

The Brokers will accept instructions regarding the Program solely from the Conversion Agent and, in conducting the Program, will act independently of Sponsor and its affiliates. Purchases and sales of Sponsor Class A Shares made by the Brokers under the Program will be subject solely to the instructions and control of the Conversion Agent. In all cases, the Conversion Agent will mail to Eligible Shareholders proceeds, refunds of, or excess purchase price under the Program (if any), or a statement (or stock certificate, if requested) for shares purchased through the Program, within 10 business days of the date of completion of their sell or buy order.

IV. Discussion

A. Section 5 of the Securities Act

For the reasons described below, it is our opinion that the purchase and sale of Sponsor Class A Shares pursuant to the Program would not require registration under Section 5 of the Securities Act.

As discussed above, other than with respect to the preparation of the materials related thereto, Sponsor's role in the Program will be strictly administrative in nature, and Sponsor will not actively encourage participation in the Program. Furthermore, the factors that the Staff has previously relied upon in taking a no-action position with respect to the applicability of Section 5 of the Securities Act to odd-lot sale programs coupled with round-up features, and that the Staff has traditionally looked to in determining whether there has been an offering of a security by or on behalf of an issuer for purposes of the Securities Act,[3] are satisfied in the instant case. Specifically: (i) Sponsor will have been subject to the periodic reporting requirements of Section 13(a) under the Exchange Act for a period of at least 90 days prior to commencement of the Program; (ii) Sponsor Class A Shares will have been registered under Section 12 of the Exchange Act; (iii) Eligible Shareholders will not be guaranteed any minimum sales price; (iv) no participating Eligible Shareholders will be paid any additional consideration for the elimination of their odd-lot position; (v) purchases of round-up shares will be made by the Brokers only on an agency basis in the open market upon the order of the Conversion Agent and only if there are insufficient matching sale orders from Eligible Shareholders; (vi) all sales by Eligible Shareholders that are not offset by round-up orders will be made by the Brokers only on an agency basis in the open market upon the order of the Conversion Agent; (vii) the commission received by the Brokers will be no more than the usual and customary brokerage fees; (viii) neither the Conversion Agent nor the Brokers will engage in any "special selling efforts" as that phrase is used in the definition of "distribution" in Rule 100 of Regulation M of the Exchange Act; (ix) the Brokers will conduct sales in a manner designed to avoid any undue impact on the market for Sponsor Class A Shares; (x) none of Sponsor, the Conversion Agent or their respective affiliates will enter into any arrangement with the Brokers with respect to potential purchases of shares sold or purchased under the Program; (xi) the Sponsor Class A Shares purchased to meet excess round-up purchase orders will be publicly traded shares sold on the NYSE; (xii) Sponsor, Provident, the Conversion Agent and the Brokers will not purchase or sell any shares sold under the Program on behalf of their own accounts or on behalf of the accounts of affiliates; (xiii) the Brokers will effect crossing transactions with respect to the Program only on the floor of the NYSE and will not solicit either side of such transactions or conduct negotiations off the floor of the NYSE with respect to such transactions; (xiv) purchases of

[3] See, e.g., Anthem Insurance Companies, Inc., 2001 SEC No-Act. Lexis 776 (Oct. 25, 2001); AmerUs Group Co., 2001 SEC No-Act. Lexis 781 (Oct. 18, 2001); Phoenix Home Life Mutual Insurance, 2001 SEC No-Act Lexis 590 (May 31, 2001); Standard Insurance Company, 1999 SEC No-Act. Lexis 111 (January 26, 1999); Metropolitan Life Insurance Company, 1999 SEC No-Act. Lexis 914 (November 23, 1999), John Hancock Mutual Life Insurance Company, 1999 SEC No-Act. Lexis 935 (November 1, 1999); Allmerica Financial Corporation, 1996 SEC No-Act. 437 (April 17, 1996); Guarantee Mutual Life Company, 1995 SEC No-Act. 461 (April 13, 1995); Equitable Companies Incorporated, 1994 SEC No-Act. Lexis 493 (May 10, 1994); Pacific Telesis Group and PacTel Corporation, 1994 SEC No-Act. Lexis 408 (April 1, 1994); El Paso Natural Gas Company, 1994 SEC No-Act. Lexis 52 (January 10, 1994); Equitable Companies Incorporated, 1993 SEC No-Act. Lexis 651 (April 22, 1993); Sonnenschein Nath & Rosenthal, 1992 SEC No-Act. Lexis 908 (August 24, 1992); Manufacturers Hanover Trust Company, 1990 SEC No-Act. 456 (March 8, 1990); Chase Manhattan Bank, N.A., 1989 SEC No-Act. Lexis 788 (June 23, 1989); Manufacturers Hanover Trust Company, 1989 SEC No-Act. Lexis 210 (February 13, 1989); Alcan Aluminum Limited, 1988 SEC No-Act. Lexis 1341 (September 16, 1988); Disston Associates, Inc., 1988 SEC No-Act. Lexis 495 (April 25, 1988); see also FPL Group, Inc., 1992 SEC No-Act. Lexis 983 (October 7, 1992) (not including a round-up feature); Bankers Trust Company, 1988 SEC No-Act. Lexis 1528 (November 8, 1988) (same).

Sponsor Class A Shares to meet excess round-up purchase orders will not be made from Eligible Shareholders; and (xv) neither Sponsor nor any of its affiliates will play more than a *de minimis*, inactive role in the Program.

Furthermore, we have advised Sponsor that it is our opinion that brokerage transactions effected by Brokers, acting as agents for the Conversion Agent and for Eligible Shareholders on the floor of the NYSE, would be exempt from registration under Section 4(4) of the Securities Act. The Brokers will not effect such transactions in a principal capacity for themselves or any of their affiliates. As described above, the Brokers will not, nor will any of their affiliates, solicit such transactions. The Brokers will effect crossing transactions with respect to the Program only on the floor of the NYSE and will not conduct negotiations off the floor of the NYSE with respect to such transaction or solicit either side of such transactions directly or indirectly, or by means of any interdealer communications system. Further, in order to provide for and ensure compliance with this undertaking, the Brokers will represent to Sponsor that, while the Program is in effect, they will maintain records adequate to identify unsolicited trades in Sponsor Class A Shares and support the unsolicited nature of all transactions, including crossing transactions, involving the Program.

Based upon and subject to the foregoing, we request that the Staff confirm to us that it would not recommend enforcement action against Sponsor, Provident, the Conversion Agent, the Brokers, any of their affiliates or their respective officers, directors or employees if sales and purchases of Sponsor Class A Shares pursuant to the Program are conducted without compliance with the registration provisions of the Securities Act.

B. Section 14(d) of the Exchange Act

A tender offer typically involves an offer by an issuer or a third party (or group) to purchase securities for its own account. It is our opinion, given the fundamental differences between the Program and the types of transactions that the tender offer provisions are designed to address, that Sponsor's sponsorship of the Program will not constitute a "tender offer" within the meaning of Section 14 (d) of the Exchange Act. The term "tender offer" implies that: (i) there is active and widespread solicitation of public shareholders for the shares of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer's stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subject to pressure to sell its stock; and (viii) there is public announcement of an acquisition program prior to or with the accumulation of stock by a purchaser.[4] The most important of these elements will not be present in the Program. Specifically:

[4] SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985); Wellman v. Dickinson, 475 F. Supp. 783, 823-824 (S.D.N.Y. 1979), aff'd 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983); Paine Webber Jackson & Curtis, Inc., Administrative Proceedings File 3-6074, [1982-1983 Transfer Binder] Fed, Sec. L. Rep. (CCH) P 83,310 (Dec. 30, 1982). See Exchange Act Release 8712, 1969 Lexis 163 (October 8, 1969).

1. There will be no "solicitation" of sale/purchase Authorizations in the sense of any of Sponsor, Provident or the Conversion Agent making any recommendation to Eligible Shareholders. To the contrary, the Program description materials will expressly state that no such party is making any recommendation regarding the purchase or sale of Sponsor Class A Shares. Additionally, the Program will be made available only to Eligible Shareholders.

2. Eligible Shareholders who sell Sponsor Class A Shares through the Program will not receive any premium over the market price on the date of sale.

3. The "terms of the offer" will be "firm" only in the sense that Eligible Shareholders who sell or purchase Sponsor Class A Shares in a trading day's Batch through the Program will invariably receive or pay a price based on the price of all Sponsor Class A Shares sold or purchased through the Program in that Batch.

4. The Program will not be contingent upon the participation of any fixed number of Eligible Shareholders or the sale/purchase of any fixed number of Sponsor Class A Shares.

5. Eligible Shareholders will not be subject to any pressure to participate in the Program. The Program is being provided solely as an accommodation to Eligible Shareholders who may wish to purchase or sell Sponsor Class A Shares without the payment of commissions or other expenses. As indicated above, the description materials provided to Eligible Shareholders will merely advise them that the Program exists, without making any recommendation.

6. The Program will not be preceded or accompanied by a rapid accumulation of stock. Except as described herein, neither Sponsor nor Provident will enter into any arrangement with the Brokers or the Conversion Agent with respect to purchases or sales of Sponsor Class A Shares pursuant to the Program. The Conversion Agent and the Brokers will be acting solely in an agency capacity for Eligible Shareholders. Any purchases or sales not made in offsetting transactions from Eligible Shareholders will be made in the open market exclusively for accounts of Eligible Shareholders participating in the Program, and not for Sponsor or any of its affiliates.

The SEC has granted no-action relief under Section 14(d) of the Exchange Act to a number of demutualizing insurance companies operating similar commission free purchase and sale programs.[5]

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[5] Anthem Insurance Companies, Inc., 2001 SEC No-Act. Lexis 776 (Oct. 25, 2001); AmerUs Group Co., 2001 SEC No-Act. Lexis 781 (Oct. 18, 2001); Phoenix Home Life Mutual Insurance, 2001 SEC No-Act Lexis 590 (May 31,

It is difficult to determine with any certainty the amount of Sponsor Class A Shares that will be held by Eligible Shareholders at the time of commencement of the Program. As of May 31, 2002, approximately 276,000 Sponsor Class A Shares are held by existing Sponsor shareholders holding 99 or fewer shares. It is estimated that approximately 222,000 Eligible Members will be allocated less than 100 Sponsor Class A Shares in the conversion of Provident to a stock insurer, representing approximately 8.8 million Sponsor Class A Shares.[6] However, since these Eligible Members will be entitled to elect whether or not they prefer to receive cash as consideration in the Sponsored Demutualization instead of Sponsor Class A Shares, subject to certain limits on the amount of cash that may be paid in the transaction, it is expected that less than 222,000 Eligible Members actually will be eligible to participate in the Program. It should be noted that in the event cash is oversubscribed, it will be allocated based on priorities set forth in the merger agreement, which gives Eligible Members with the smallest share allocations a priority for receipt of cash instead of the Sponsor Class A Shares. Assuming 26.4 million NFS Class A Shares are issued in the Sponsored Demutualization, all 222,000 estimated potential odd lot Eligible Members receive share consideration and the number of other NFS shareholders with odd lot positions remains constant, approximately 18% of Sponsor's Class A common stock, and 6% of its common stock, expected to be outstanding after consummation of the Sponsored Demutualization would be held by Eligible Shareholders. However, because the consideration election and allocation process has not yet occurred, the actual percentage of outstanding Sponsor Class A Shares that will be eligible to participate in the Program and the level of participation cannot be determined at present. Sponsor notes that the SEC has granted no-action relief under Section 14(d) of the Exchange Act with respect to commission free purchase and sale programs where the percentage of outstanding shares eligible to participate in the program was of similar scope as a result of a large-scale demutualization.[7]

Importantly, the Program is required by the Plan of Conversion and the Commissioner will require Sponsor to make every effort to implement the Program consistent with the terms of the Plan of Conversion. Sponsor does not anticipate that the Program will involve such a substantial percentage of the issued and outstanding Sponsor Class A Shares that it is appropriate or necessary to limit participation in the Program in order to avoid a market impact. Indeed, the Program will be operated in a manner designed to avoid any substantial market impact. Moreover, the operation of the Program should help to ameliorate any market impact. Each Eligible Shareholder will independently decide whether or not to participate in the

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2001); Standard Insurance Company, 1999 SEC No-Act. Lexis 111 (January 26, 1999); Metropolitan Life Insurance Company, 1999 SEC No-Act. Lexis 914 (November 23, 1999), John Hancock Mutual Life Insurance Company, 1999 SEC No-Act. Lexis 935 (November 1, 1999); Allmerica Financial Corporation, 1996 SEC No-Act. 437 (April 17, 1996); Guarantee Mutual Life Company, 1995 SEC No-Act. 461 (April 13, 1995); and Equitable Companies Incorporated, 1994 SEC No-Act. Lexis 493 (May 10, 1994).

[6] This estimation does not include Eligible Members who will receive policy credits as consideration unless they elect to receive share consideration.

[7] See e.g., AmerUs Group Co., supra (estimating approximately 10-11% of outstanding shares eligible to participate in program); Guarantee Mutual Life Company, supra (estimating approximately 18% of outstanding shares eligible to participate in program); Equitable Companies Incorporated, 1993 SEC No-Act Lexis 651 (April 22, 1993) (estimating approximately 18% of outstanding shares eligible to participate in program).

Program and will be free to sell or purchase Sponsor Class A Shares outside the Program or to retain such shares. Therefore, we believe that the Staff should not consider the Program to constitute a "tender offer".

We are aware, however, that in the past the Staff has taken the position that commission-free sales and purchase programs similar to the Program may be issuer tender offers. Even if the Program is determined to involve an issuer tender offer, it is our opinion that the Program, if conducted as described herein, would be in compliance with Release No. 34-38068 and excepted from Rule 13e-4 and Rule l0b-13 by virtue of Rule 13e-4(h)(5). The Program will be available to all Eligible Shareholders and the price paid by or to each Eligible Shareholder will be based on the market price of Sponsor Class A Shares on the date the transaction is effected. Thus, we are of the view that Sponsor and its affiliates are exempt from compliance with Rule 13e-4 in connection with the Program. See Trigon Healthcare, Inc., 1997 SEC No-Act. Lexis 757 (July 23, 1997). As a result, no relief is sought from Rule 13e-4 in connection with the operation of the Program.

In addition, the Program will not involve any special selling efforts or selling methods, and thus will not involve a "distribution" as defined in Rule 100 of Regulation M under the Exchange Act. Accordingly, no relief is sought from Regulation M for purchases of Sponsor Class A Shares by Sponsor pursuant to a Rule 10b-18 open market repurchase program during the pendency of the Program.

V. Conclusion

Based on the foregoing, we request confirmation that the Staff will not recommend the SEC take any enforcement action against Sponsor, Provident, the Conversion Agent, the Brokers, any of their affiliates or their respective officers, directors or employees, if:

1. the sale and purchase of Sponsor Class A Shares pursuant to the Program are conducted without compliance with the registration provisions of the Securities Act; and

2. the Program is conducted without compliance with Section 14(d) of the Exchange Act and Regulation 14D thereunder;

In view of the timing of the proposed Sponsored Demutualization, we would appreciate hearing from you at your earliest convenience. If you require additional information or have any questions concerning this request, please do not hesitate to contact Alexander M. Dye at (212) 424-8642 or the undersigned at (212) 424-8616. Our fax number is (212) 424-8500.

Very truly yours,

Michael Groll by ERT

Michael Groll